20100015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 19, 2010

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: JPMorgan Chase & Co.
Incoming letter dated January 8, 2010

Dear Mr. Dunn:

This is in response to your letters dated January 8, 2010, February 26, 2010 and March 9, 2010 concerning the shareholder proposal submitted to JPMorgan Chase by the Sisters of Charity of Saint Elizabeth; the Maryknoll Sisters of St. Dominic, Inc.; the Sisters of St. Francis of Philadelphia; the Sisters of St. Dominic of Caldwell, NJ; the Maryknoll Fathers and Brothers; the School Sisters of Notre Dame Cooperative Investment Fund; and the Missionary Oblates of Mary Immaculate. We also have received letters on the proponents' behalf dated February 11, 2010, February 15, 2010, March 6, 2010 and March 13, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

March 19, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 8, 2010

The proposal seeks a report to shareholders, at reasonable cost and omitting proprietary information, on JPMorgan Chase's "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated."

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7). We note that the proposal raises concerns regarding the relationship between JPMorgan Chase's policies regarding collateralization of derivatives transactions and systemic financial risk. In our view, the proposal focuses on a significant policy issue for JPMorgan Chase. Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 13, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to JPMorgan Chase & Co. (Sisters of Charity)

Dear Sir/Madam:

I have been asked by The Sisters of Charity of St. Elizabeth, the Missionary Oblates of Mary Immaculate, the Maryknoll Fathers and Brothers (the Catholic Foreign Mission Society of America, Inc.), The Maryknoll Sisters of St. Dominic, Inc., The Sisters of St. Francis of Philadelphia, The Community of the Sisters of St. Dominic of Caldwell, New Jersey and the School Sisters of Notre Dame Cooperative Investment Fund (who are hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of JPMorgan Chase & Co. (hereinafter referred to either as "Chase" or the "Company"), and who have jointly submitted a shareholder proposal to Chase, to respond to the second supplemental letter dated March 9, 2010, sent to the Securities & Exchange Commission by O'Melveny & Myers on behalf of the Company in response to my letter to the Commission dated March 6, 2010, in which Chase again contends that the Proponents' shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid supplemental letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, my opinion remains that the Proponents' shareholder proposal must be included in Chase's year 2010 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to report on certain of its policies relating to the use of collateral in derivative transactions.

RULE 14a-8(i)(7)

The company argues that since not all of its derivative transactions involve systemic risk, therefore a proposal that calls for disclosure of its policies with respect to over the counter derivatives can be excluded because that proposal pertains both to significant policy issues (systemic risk derivatives) and ordinary business (those derivatives not raising systemic risk concerns) and therefore it can be excluded. We believe that this argument is comparable to one that would argue that a human rights proposal submitted to a registrant that operates in 50 nations, only five of which have grave human rights abuses, can be excluded on the ground that it does not raise a significant policy issue with respect to the other 45 nations.

Furthermore, the very nature of systemic risk is that no one transaction, or even a small group of transactions, is the worry. It is the interaction with numerous counterparties that raises the specter of systemic damage to the financial sector. Thus, if all of Chase's derivatives were with a single counterparty, the fact that no one of those transactions created a systemic risk would truly be irrelevant. If the counterparty (say AIG) failed, bringing Chase down, the entire financial sector might well collapse. It is for this reason that Warren Buffet famously has called derivatives "Financial Weapons of Mass Destruction".

In any event, the examples given on pages 3-4 are wholly unpersuasive. For example, the rehypothecation example assumes a derivative transaction between two parties that does not involve a bet on a third party. We believe that many (most?) derivative transactions are not of this type. Whether they involve true hedging or out and out betting on the future performance of a security, they involve two parties other than the issuer of the security. If they involve a bet on a third party's securities, there may be no opportunity for offsets, or the offset may be unequal to the collateral lost. For example, suppose in the following hypothetical that Chase had entered into a derivative transaction in 2007 with Lehman Brothers, the nature of which was that Chase insured Lehman against the decline in value of $100 million in AIG bonds. As AIG got into difficulties, the value of its debt would have tanked and Chase would have had to put up ever increasing amounts of collateral, which Lehman would have promptly borrowed against (rehypothecated) as Lehman was itself desperately in need of funds (as is apparent from the Valukas Report issued this week). On Lehman's bankruptcy, the collateral would be lost to Chase, but Chase would not have owed Lehman anything once the US supplied $181 billion to AIG to make its creditors whole thereby causing the value of the AIG bonds to return to par. Chase would therefore suffer the loss from the rehypothetication. Thus, in a typical Credit Default Swap (CDS), the subject of the swap is not a security of either of the parties to the transaction and therefore there is no assurance that an offset will be available.

Indeed, the difficulties that can result when securities are rehypothecated is well illustrated by what has occurred in the bankruptcy proceeding of Lehman's London branch (although some of the rehypothecated securities in that case were not the result of derivative transactions). Under the "Contractual Solution" agreed upon by the creditors whose securities were held by Lehman at the time of its bankruptcy, Lehman's former clients will receive most of their securities back. But those securities that were rehypothecated will not be returned and it is doubtful that they ever will be. (The original plan was to be administrated by the court and is described at http://www.olswang.com/pdfs/Commercial_Dispute_Resolution_nov09.pdf. Because the courts did not have the authority to implement the plan, it was superseded by the "Contractual Plan" having the same terms, but agreed to by contract among over 90% of the clients whose securities Lehman London had held.)

Similarly, the Company's argument pertaining to counterparties is unpersuasive. The fact that many counterparties are not financial institutions is irrelevant for several reasons. First, the Company has stated that it has 16.000 counterparties, but has not denied that the bulk of the notional value of these contracts is with financial institutions. Secondly, as stated in its 2008 Annual Report (page 25): "Our counterparty exposures net of collateral and hedges are $133 billion . . . The figure is large, but we are paid to take the risk . . . " (This is the "mark to market" amount, not the notional amount of over $8 trillion; the mark to market exposure is listed at a different figure, $162 billion, on page 99, net of cash collateral, but not of $19 billion securities collateral. Of this amount, one-quarter was listed as "junk", i.e. below investment grade. See page 100.) Thirdly, Chase admits in its annual report that its derivatives do, in fact, create systemic risk. Thus it states (page 24) that "it is clear that derivatives . . . did contribute somewhat to the crisis." It goes on to say (page 25): "As the overall amount of counterparty credit risk has grown, so has the concern that this growth has increased systemic risk."

Finally, we note that the Proponents' concern about collateral is at the core of proposals to regulate over the counter derivatives so as to avoid systemic risk. Thus, Gary Gensler, the Chairman of the CFRC (and former partner at Goldman Sachs), gave the keynote address on March 9, 2010, at the Markit's Outlook for OTC Derivatives Market Conference in which he stated:

> [One type of derivative, the Credit Default Swap (CDS)] grew from a notional value of around $630 billion in the second half of 2001 to $36 trillion by the end of last year. That is equivalent to roughly two and one half times the amount of goods and services sold in the American economy annually. . . more than 95 percent of credit default swaps transactions are between financial institutions. [Not, we note, among 16,000 counterparties.] The 2008 financial crisis had many chapters, but credit default swaps played a lead role throughout the story. . . .

> A comprehensive regulatory framework governing over-the-counter derivatives should apply to all dealers and all derivatives [and not just to CDSs].
>
> [Derivative dealers] should be required to have sufficient capital and to post collateral on transactions. . . .
> http://www.cftc.gov/ucm/groups/public/@newsroom/documents/speechandtestimony/opagensler-32.pdf

We note that Chase's 2008 annual report (page 101) reveals that 99% of its derivative transactions are as a "dealer". The thrust of Mr. Gensler's remarks is that because of the systemic risk inhering in them, ALL over the counter derivatives should be regulated and regulated with respect to collateral. It is thus clear that the Proponents' shareholder concerning collateral in over the counter derivative transactions raises a significant policy issue with respect to Chase.

In summary, the Proponents' shareholder proposal requesting a report on the Company's use of collateral in derivative transaction raises a significant policy issue because of the relationship of collateral in derivative transactions to systemic risk.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Martin P. Dunn, Esq.
Rev. Seamus Finn
Sister Barbara Aires
Gary Brouse
Laura Berry

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001
TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

March 9, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Sisters of Charity of Saint Elizabeth, *et al.*
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 8, 2010 (the ***"Initial Request Letter"***) that we submitted on behalf of JPMorgan Chase & Co. (the ***"Company"***) seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Sisters of Charity of Saint Elizabeth, the Maryknoll Sisters of St. Dominic, Inc., the Sisters of Saint Francis of Philadelphia, the Sisters of St. Dominic of Caldwell, NJ, the Maryknoll Fathers and Brothers, the School Sisters of Notre Dame Cooperative Investment Fund, and the Missionary Oblates of Mary Immaculate (collectively, the ***"Proponent"***) from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the ***"2010 Proxy Materials"***). On behalf of the Proponent, Mr. Paul Neuhauser submitted letters to the Staff dated February 11, 2010 (the ***"First Proponent Letter"***), February 15, 2010, and March 5, 2010 (the ***"Third Proponent Letter"*** and together, the ***"Proponent Letters"***) asserting its view that the Proposal and Supporting Statement should be included in the 2010 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and a supplemental request letter dated February 26, 2010 (the ***"Supplemental Request Letter"***) and respond to the claims made in the Third Proponent Letter. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent copies of this correspondence to the Proponent.

I. BACKGROUND

On November 21, 2009, the Proponent submitted the Proposal to the Company for inclusion in the Company's 2010 Proxy Materials. The Proposal requests that "the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated."

The Company believes that it may properly omit the Proposal from its 2010 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal deals with a matter relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

The Proponent Letters contend that the Proposal and Supporting Statement should not be subject to exclusion from the 2010 Proxy Materials under Rule 14a-8 because (1) the subject matter of the Proposal relates to a significant policy issue that transcends ordinary business matters, and (2) the Proposal is not impermissibly vague and indefinite.

II. EXCLUSION OF THE PROPOSAL

A. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(7) as it Relates to Matters Regarding the Company's Ordinary Business Operations

1. The Proposal does not focus on a sufficiently significant policy issue

The Third Proponent Letter relies solely on the Staff's determination in *Bank of America Corporation* (February 24, 2010) and *Citigroup Inc.* (February 23, 2010) as precedent for its view that the Proposal may not be omitted in reliance on Rule 14a-8(i)(7). Those letters relate to proposals identical to the Proposal and, in those letters, the Staff expressed the view that:

> We are unable to conclude that [the company] has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(7). We note that the proposal raises concerns regarding the relationship between [the company's] policies regarding collateralization of derivatives transactions and systemic risk. In our view, the proposal may raise a significant policy issue for [the company], and we

> are unable to conclude that [the company] has met its burden of establishing otherwise in its no-action request. Accordingly, we do not believe that [the company] may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

The Third Proponent Letter contends that these views demonstrate that the Staff has concluded that "[h]ow a registrant handles derivative collateral and rehypothecation is central to all of the calls for reform of the derivatives market and consequently is a significant policy issue for the Company." However, such a view is contrary to that expressed by the Staff in *Bank of America* and *Citigroup.* Those letters specifically note that the Staff was unable to concur that each company had "met its burden" of establishing that the proposal's concerns regarding the "relationship between [a company's] policies regarding collateralization of derivatives transactions and systemic risk" was not a significant policy issue for the company. Contrary to the statements in the Third Proponent Letter, the Staff did not express the view that "the relationship between [a company's] policies regarding collateralization of derivatives transactions and systemic risk" is a significant policy issue.

In considering the application of Rule 14a8-(i)(7) to the Proposal, it is important to consider the language of the Proposal and the discussion in the First Proponent Letter regarding the intended operation of the Proposal. The Proposal refers to the Company's policies regarding "all over the counter derivatives trades" and the First Proponent Letter explains that the Proposal is limited to over the counter derivatives transactions and is intended to address "all" such transactions. Accordingly, the analysis of the application of Rule 14a-8(i)(7) to the Proposal requires a consideration of whether the Company's policies regarding collateralization of "all over the counter derivatives trades" -- regardless of whether any particular transaction, particular counterparty, or particular type of transaction actually relates to "systemic risk" -- necessarily relates to a significant policy matter.

The Company continues to assert, for the reasons set forth in the Initial Request Letter and the Supplemental Request Letter, that its policies regarding collateralization of derivatives transactions do not involve a significant policy issue for purposes of Rule 14a-8(i)(7). However, assuming for the sake of addressing the position expressed in the Third Proponent Letter that a company's policies regarding collateralization of derivate transactions may present a significant policy issue if they relate to systemic risk, the Proposal still may be excluded. Specifically, as the Proposal calls for a discussion of the Company's policies regarding "all over the counter derivative trades," it is not limited to only those derivative transactions that may have a relationship to "systemic risk" concerns. In this regard, the Company notes that the nature of the counterparty to a transaction may be such that the transaction does not present systemic risk concerns and the terms of the agreement relating to a transaction can mitigate or eliminate credit risk (and, therefore, do not create systemic risk) associated with over the counter derivatives transactions. Consider the following examples:

- The Company enters into over the counter derivative transactions with a wide variety of counterparties (over 16,000 at this point), many of whom are corporations, governments and supranationals as well as pension funds and other types of investors. These types of counterparties are generally thought not to be systemically important and thus do not entail systemic risk. Systemic risk arises from the Company's derivatives activity only in the context of large, interconnected financial institutions, which are a very small percentage of the Company's over the counter derivatives client base.

- The practice of permitting counterparties to exercise rehypothecation rights with respect to collateral that the Company has posted to them does not create substantial credit risk to the Company (and thus does not create systemic risk) because the Company is entitled to exercise set-off rights under its legal agreements with its counterparties who have rehypothecated collateral that the Company has posted. Consider the following example: the Company has an over the counter derivatives agreement with its counterparty pursuant to which the Company owes the counterparty $100, and the Company has posted to its counterparty $100 to secure its payment obligation. Counterparty has rehypothecated that collateral to a third party and has then filed for bankruptcy protection. This bankruptcy filing constitutes an event of default under the over the counter derivatives agreement which entitles the Company to terminate the agreement. Termination of the agreement crystallizes two payment obligations: (i) the counterparty is obligated to return to the Company the $100 of collateral that the Company has posted to it, and (ii) the Company is obligated to pay to the counterparty the $100 it owes the counterparty under the over the counter derivatives agreement. All of the Company's derivatives agreements allow it to set-off the counterparty's right to return the $100 of collateral against the Company's payment obligation to pay $100 to the counterparty, with the result being that the Company is fully protected from risk as a consequence of the counterparty's ability to rehypothecate the Company's collateral. Since parties are protected from credit risk arising from the exercise of rehypothecation rights, rehypothecation rights do not create or lead to systemic risk.

The Staff has made clear in numerous no-action letters that a proposal that relates to BOTH significant policy issues and ordinary business matters that do not raise significant policy issues may be excluded. *See Wal-Mart Stores, Inc.* (March 15, 1999) (concurring in the exclusion of a proposal requesting that the board of directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report, because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"); *General Electric Company* (February 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method). As such, the Proposal may be excluded if it relates to Company policies regarding collateralization and rehypothecation of derivatives transactions that do not raise a significant policy issue. The Proposal is in not limited to policies that relate to systemic risk; rather, it addresses policies regarding "all over the counter derivatives trades." The breadth of the derivative transactions covered by the proposal -- "all over the counter derivative trades" -- permits the Proposal to be excluded under Rule 14a-8(i)(7) unless it is determined that all over the counter derivative transactions necessarily relate to systemic risk issues. As discussed in the Initial Request Letter and the Supplemental Request Letter, and for the reasons discussed above, all over the counter derivative transactions do not relate to systemic risk issues. Because the Proposal addresses all over the counter derivatives transactions and is not limited to only those derivative transactions that may relate to systemic risk issues, it may be omitted in reliance on Rule 14a-8(i)(7) as relating to ordinary business operations of the Company.

2. ***It is the subject matter of the Proposal -- not the nature of the action requested by the Proposal -- that is relevant to a determination of whether the Proposal relates to matters regarding the Company's ordinary business operations***

As stated in the Initial Request Letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(7) as relating to matters regarding the Company's ordinary business operations. The Third Proponent Letter asserts that the Proposal does not relate to ordinary business operations because the Proposal does not seek a vote of approval or disapproval regarding the manner in which the Company handles the development and implementation of policies relating to derivative transactions or ask that shareholders pass on the merits of each derivative transaction. Instead, the Third Proponent Letter states that the Proposal is permissible because it simply asks for the Company to "reveal its policies" with respect to such transactions. However, the Commission has indicated that where a proposal requests a report on a specific aspect of a registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations -- where it does, such a proposal will be excludable.[1]

B. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) as the Proposal Contains Material Terms Undefined in the Proposal or Supporting Statement that Render the Proposal Impermissibly Vague and Indefinite

The Third Proponent Letter attempts to counter the Company's argument that the singular term "initial and variance margin (collateral)" is inherently vague or indefinite by concluding that "anyone reading the proposal would know that the term in parenthesis indicates that is it defining the compound phrase that immediately precedes it." However, the Proposal does not simply refer to "collateral" (as the Proponent Letters asserts is the intention), but to "initial and variance margin (collateral)" and the Company continues to believe that such term is not defined in the Proposal or Supporting Statement and has no "common use" understanding within the industry or among the investing public, including the Company's shareholders. For this reason, the Company continues to believe that the Proposal is so inherently vague and indefinite that neither shareholders voting on the Proposal, nor the Company in implementing the Proposal (if

1 *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983). Moreover, as recently as February of 2008, the Staff concurred with the exclusion of several proposals requesting a report on collateral and other policies relating to structured investments and securities on the grounds that the proposals related to ordinary business activities. *See Bank of America Corporation* (February 20, 2008); *Merrill Lynch & Co.* (February 20, 2008); *Citigroup Inc.* (February 20, 2008).

adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Third Proponent Letter also attempts to re-characterize the language of the Proposal as one containing only words of "common use." However, the First Proponent Letter expressed surprise that the Company, including its directors, would be unable to understand the terms of art contained in the Proposal -- including the terms "initial margin," "variance margin" and "collateral." Just as the proponent in *Peoples Energy Corporation* (November 23, 2004) (reconsideration denied December 10, 2004) suggested that shareholders would understand the plain meaning of the term "reckless neglect" from the plain definitions of those words, the Third Proponent Letter asserts that shareholders will understand the "common use" of the term "variance margin" to be synonymous with more commonly used industry term "variation margin." The Third Proponent Letters asserts that the Merriam-Webster Dictionary has "variation" as a synonym of "variance" and so "there is no difference in the real world between the use of the phrase 'variance margin' and the phrase 'variation margin'." We disagree with the assertion in the Third Proponent Letter that a term of art used in the financial industry is somehow clarified in the Proposal under the theory that because the word "variance" has a "common use" then a reasonable shareholder would draw the same conclusion that the term "variance margin" is synonymous with the much more prevalent term "variation margin." This key term to the Proposal was included in the attempt to capture what the First Proponent Letter stated was a well-known and clearly understood term of which both the Company and shareholders should be familiar. However, as set forth in the Supplemental Request Letter, the commonly used term "variation margin" is a much more prevalent term of art used in the industry and the Third Proponent Letter provides no support for its view that shareholders will understand the terms to be synonymous other than that provided by the proponent -- and rejected by the Staff -- in *Peoples Energy*. For this reason, we believe that a material term of the Proposal is so inherently vague and indefinite that neither shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

* * * * *

III. CONCLUSION

For the reasons discussed above and those set forth in the Initial Request Letter and the Supplemental Request Letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

cc: Mr. Paul M. Neuhauser

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
Sisters of Charity of Saint Elizabeth

Sister Ethel Howley, SSND
Social Responsibility Resource Person
School Sisters of Notre Dame Cooperative
Investment Fund

Rev. Seamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 6, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to JPMorgan Chase & Co. (Sisters of Charity)

Dear Sir/Madam:

I have been asked by The Sisters of Charity of St. Elizabeth, the Missionary Oblates of Mary Immaculate, the Maryknoll Fathers and Brothers (the Catholic Foreign Mission Society of America, Inc.), The Maryknoll Sisters of St. Dominic, Inc., The Sisters of St. Francis of Philadelphia, The Community of the Sisters of St. Dominic of Caldwell, New Jersey and the School Sisters of Notre Dame Cooperative Investment Fund (who are hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of JPMorgan Chase & Co. (hereinafter referred to either as "Chase" or the "Company"), and who have jointly submitted a shareholder proposal to Chase, to respond to the supplemental letter dated February 26, 2010, sent to the Securities & Exchange Commission by O'Melveny & Myers on behalf of the Company in response to my letters to the Commission dated February 11, 2010 and February 15, 2010, in which Chase again contends that the Proponents' shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid supplemental letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, my opinion remains that the Proponents' shareholder proposal must be included in Chase's year 2010 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to report on certain of its policies relating to derivatives.

RULE 14a-8(i)(3)

Our response to the Company's contention that the phrase "initial and variance margin" is vague and therefore misleading is threefold, but nevertheless simple.

First, the phrase is defined by the parenthetical "(collateral)" that immediately follows it. Anyone reading the proposal would know that the use of that term in parenthesis indicates that it is defining the compound phrase that immediately precedes it. This is strongly reinforced by the use of the term "the collateral" in the vey next part of the sentence which part obviously refers back to the earlier phrase at issue. The sentence clearly requests information on both procedures and policies pertaining to "collateral". And even the Company does not contest that the fact that the term "collateral" is not only accurate, but also is not vague.

Second, as indicated in our prior letter, the phrase "variance margin" is in common use and therefore neither vague nor uncertain.

Third, no one even slightly familiar with the phrase "variation" would be misled by the use of the alternative phrase "variance". This slight variance (or must one say variation?) in phraseology is irrelevant. The dictionary (www.merriam-webster.com) has the following as its first definition of the word "variance":

> **1** : the fact, **quality**, or state of being variable or variant : **DIFFERENCE, VARIATION** . (Emphasis in original.)

In a like manner, the thesaurus (www.thesaurus.com) lists "variation" as one of the synonyms (listed in alphabetical order) of for the term "variance".

In short, there is no difference in the real world between the use of the phrase "variance margin" and the phrase "variation margin".

RULE 14a-8(i)(7)

In the very first paragraphs of its most recent 14a-9(i)(7) argument (first paragraph on page 3 of its February 26 letter), the Company states "the Proposal seeks a shareholder vote on the day-to-day management decisions relating to the sale of particular financial products (*i.e.*, derivatives), the use of 'initial and variance margin (collateral),' and the appropriate rehypothecation of collateral" and that (second paragraph) the proposal "contend[s] that shareholders would be best suited to determine the development and implementation of policies relating to" collateral and rehypothecation. These are mischaracterizations of the Proposal, which does not seek a vote of approval or disapproval of how the Company handles such matters, but rather asks the Company to tell the shareholders what its current policies actually are. Nor does the fact that there are 26,000 transactions per day impact the proposal, since the Proponents' shareholder proposal does not request that the shareholders pass on the merits of these transactions, but rather is a request for Chase to reveal its policies with respect to these myriad transactions.

Furthermore, although on the top of page 4 the Company cites three 2008 no-action letters which excluded what Chase claims were similar proposals, we are duty bound to point out that no-action requests on proposals *identical* to the Proponents' shareholder proposal were denied this very year. *Bank of America Corporation* (February 24, 2010); *Citigroup Inc.* (February 23, 2010). In particular, we note that Bank of America made an argument similar to that made by the Company to the effect that the proposal did not raise a significant policy issue. ("[T]he Proposal does not focus on a significant policy issue, as its primary focus is on disclosure of the Corporation's financial and related products. Although managing derivative transactions is significant to the Corporation and part of its day-to-day operations, disclosure regarding such complex internal management policies and procedures does not raise any significant policy issues." (Top, page 7 of BAC's no-action letter request.) "[T]he resolution asks the Corporation to disclose its detailed and complex policies and procedures. Accordingly, the Proposal does not raise any significant policy issues so as to override its ordinary business nature." (Top, page 8.)) The Staff rejected that argument in that instance and should do so again in this instance. How a registrant handles derivative collateral and rehypothecation is central to all of the calls for reform of the derivatives market and consequently is a significant policy issue for the Company.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Martin P. Dunn, Esq.
Rev. Seamus Finn
Sister Barbara Aires
Gary Brouse
Laura Berry

O

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

February 26, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Sisters of Charity of Saint Elizabeth, *et al.*
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 8, 2010 (the ***"Initial Request Letter"***) that we submitted on behalf of JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Sisters of Charity of Saint Elizabeth, the Maryknoll Sisters of St. Dominic, Inc., the Sisters of Saint Francis of Philadelphia, the Sisters of St. Dominic of Caldwell, NJ, the Maryknoll Fathers and Brothers, the School Sisters of Notre Dame Cooperative Investment Fund, and the Missionary Oblates of Mary Immaculate (collectively, the ***"Proponent"***) from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the ***"2010 Proxy Materials"***). On behalf of the Proponent, Mr. Paul Neuhauser submitted letters to the Staff, dated February 11, 2010 and February 15, 2010 (together, the ***"Proponent Letters"***), asserting his view that the Proposal and Supporting Statement are required to be included in the 2010 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to the claims made in the Proponent Letters. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the

Company omits the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent copies of this correspondence to the Proponent.

I. BACKGROUND

On November 21, 2009, the Proponent submitted the Proposal to the Company for inclusion in the Company's 2010 Proxy Materials. The Proposal requests that "the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated."

The Company believes that it may properly omit the Proposal from its 2010 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal deals with a matter relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

The Proponent Letters contend that the Proposal and Supporting Statement should not be subject to exclusion from the 2010 Proxy Materials under Rule 14a-8 because (1) the subject matter of the Proposal relates to a significant policy issue that transcends ordinary business matters, and (2) the Proposal is not impermissibly vague and indefinite.

As discussed below, the Proponent Letters do not alter the analysis of the application of Rule 14a-8(i)(7) to the Proposal. Specifically, the issue of whether the Proposal touches upon a significant policy issue is irrelevant for this analysis where, as here, the Proposal is focused primarily on the ordinary business matters described in the Initial Request Letter. Also, the Proponent Letters do not alter the application of Rule 14a-8(i)(3) to the Proposal, as the Proposal remains impermissibly vague and indefinite such that any action ultimately taken by the Company upon implementation of the Proposal (if adopted) could be significantly different from the actions envisioned by shareholders in voting on the Proposal.

II. EXCLUSION OF THE PROPOSAL

A. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(7) as it Relates to Matters Regarding the Company's Ordinary Business Operations and is Not Focused on a Sufficiently Significant Policy Issue

1. The Proposal relates to matters regarding the Company's ordinary business operations

As stated in the Initial Request Letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(7) as relating to matters regarding the Company's ordinary business operations. The Proponent Letters do not dispute that the Proposal relates to the Company's ordinary business activities. The Company is one of the largest banking institutions in the United States and a leading global financial services firm with operations in more than 60 countries worldwide. Through its wholesale and consumer businesses, the Company provides a wide range of products and services to its customers in the ordinary course of business, including derivative products, and the Proposal seeks a shareholder vote on the day-to-day management decisions relating to the sale of particular financial products (*i.e.*, derivatives), the use of "initial and variance margin (collateral)," and the appropriate rehypothecation of collateral. The sale of particular products, and the policies and procedures the Company utilizes in its day-to-day determinations regarding ordinary course transactions, are fundamentally the "ordinary business" of the Company and do not involve a significant policy issue.

The Proposal and the Proponent Letters contend that shareholders would be best suited to determine the development and implementation of policies relating to the use of "initial and variance margin (collateral)" and rehypothecation. However, the Company's policies and procedures regarding the use of "initial and variance margin (collateral)" and rehypothecation represent highly detailed and complex determinations by the Company's highly trained and experienced management, which require a detailed knowledge of the financial industry and financial products; the Proponent Letters do not appear to consider that such policies and procedures involve approximately 26,000 individual transactions <u>each day</u> by management and employees of the Company. In addition, given the swiftness in which the economic climate may change, maintaining the requisite knowledge of the financial industry and reacting to such changes within an appropriate timeframe is beyond the expertise and experience of ordinary shareholders. The Company's activities in derivatives are subject to extensive oversight through the banking regulatory function and extensive disclosure as part of the Company's financial reporting. Given this regulatory environment and the Company's over-arching disclosure obligations, the Company and its management are the appropriate parties to develop and refine policies and procedures relating to the use of "initial and variance margin (collateral)" and rehypothecation within the context of the applicable regulatory framework, rather than shareholders. As such, decisions regarding "initial and variance margin (collateral)" and rehypothecation are simply not appropriate subjects for shareholder oversight.

The Staff has previously granted no-action relief under Rule 14a-8(i)(7) for the exclusion of similar proposals. As recently as February of 2008, the Staff concurred with the exclusion of several proposals requesting a report on collateral and other policies relating to structured investments and securities on the grounds that the proposals related to ordinary business activities. *See Bank of America Corporation* (February 20, 2008); *Merrill Lynch & Co.* (February 20, 2008); *Citigroup Inc.* (February 20, 2008).

2. *The Proponent Letter misstates the standard for evaluating significant policy issues*

The Proponent Letters state, in part, that the Company "fails to meet its burden of proving that the Proponents' shareholder proposal does not raise a significant policy issue." However, the Staff has never required a company to "prove" that the subject matter of a proposal does not raise a significant policy issue in order to meet its burden for demonstrating that the proposal may be excluded in reliance on Rule 14a-8(i)(7). *See Masco Corporation* (January 13, 2010) (concurring in the exclusion of a proposal requesting that the board of directors adopt a resolution requiring that Masco limit the term of engagement of its independent auditors to a maximum of five years under Rule 14a-8(i)(7) as relating to the company's ordinary business operations, where the company did not argue that selection of independent auditors was not a significant policy issue); *Oak Valley Bancorp* (January 13, 2010) (concurring in the exclusion of a proposal requesting that the board take the necessary steps to see that the company "make every possible effort to repay to the United States government the obligation incurred by the Troubled Asset Relief Program (TARP) transaction" under Rule 14a-8(i)(7) as relating to the company's ordinary business operations, where the company did not argue that repayment of TARP funds was not a significant policy issue).

The Proponent Letters cite Commission Release No. 12999 (November 22, 1976) (the ***"1976 Release"***) in which the Commission reversed certain prior Staff determinations that had excluded shareholder proposals relating to the construction of new nuclear power plants on ordinary business grounds. The Proponent Letters then attempt to conflate the 1976 Release with the Staff's statement in Staff Legal Bulletin 14E (October 27, 2009) (***"SLB 14E"***) regarding shareholder proposals focused on the evaluation of risk. This analysis and combination of the 1976 Release and SLB 14E is misguided for at least two reasons.

First, the Proponent Letters call out the unique underpinning of the economic considerations noted by the Commission attendant to the construction of a single nuclear power plant -- "many electric utilities were facing very severe financial crises because of the enormous cost overruns which were almost uniformly being incurred in building nuclear power plants and which had, in some instances, led either to virtual insolvency or to abandoning the construction of the plant." As the Proponent Letters note, it was the economic magnitude and safety considerations of a single venture (*i.e.*, the construction of a nuclear power plant) that removed "a determination whether or not to construct" a nuclear power plant outside the realm of ordinary business.[1] However, the Proposal does not relate to a singular fundamental action by the Company that is measurable in a meaningful way, but rather concerns thousands of individual day-to-day determinations regarding ordinary course transactions made by management and employees of the Company.

Second, the Proponent Letters erroneously assert SLB 14E was intended to "reaffirm[] the mandate of the 1976 Release that shareholder proposals which raise economic issues of sufficient magnitude cannot be excluded by Rule 14a-8(i)(7)." SLB 14E conveys the Staff's view regarding its standard of review for shareholder proposals that relate to a company engaging in an assessment of environmental, financial, or health risks. The intent of SLB 14E was not to expand the definition of a significant policy issue, but to set forth the Staff's new view that it will apply the same historical standards under Rule 14a-8(i)(7) to proposals seeking an assessment of risk that it applies to all other proposals in determining whether the subject matter of a proposal raises significant policy issues and has a sufficient nexus to the company such that exclusion in reliance on Rule 14a-8(i)(7) may not be appropriate.

3. The Proposal does not focus on a sufficiently significant policy issue

Despite the fact that it is not incumbent upon the Company to disprove the existence of a significant policy issue, the Proponent Letters state that it is "clear beyond cavil that the [Proponent's] shareholder proposal raises an important policy issue for this registrant." However, the exact nature of this "important policy issue" is not clear. It appears that the Proponent Letters view the public policy issue of the reform of the derivatives markets as the "important policy issue." In this regard, the Proponent Letter notes:

- Calls for reform of the derivatives market have been widespread;
- Several recent speeches by the Chairman of the CFTC, in which he stated that "The financial crisis certainly highlighted the need for regulatory reform of the derivatives market" and that "the Administration and Congress are in the middle of a new historic effort to enact broad derivatives reform";
- Passage in the House of Representatives on December 11, 2009 of the Wall Street Reform and Consumer Protection Act of 2009, Title III of which provides for regulation of derivatives[2]; and

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1 In the request for reconsideration in *Tyson Foods, Inc.* (November 25, 2009) (reconsideration granted December 15, 2009), authored by the same individual as the Proponent Letters, the request stated that the impetus behind the 1976 Release was the Staff's failure to recognize the "larger public safety issue" involved in the generation of power via nuclear reactor. However, in the Proponent Letters, that interpretation has been revised to state that the purpose of the 1976 Release was to note that "the policy exception to the ordinary business rule applied not only to social policy issues (like safety), but also to economic issues," with no mention made of the separate and distinct issues of public safety on which the 1976 Release, and the argument for reconsideration in *Tyson Foods*, was based.

2 Title III of the Wall Street Reform and Consumer Protection Act seeks to create a framework for regulating over-the-counter swap transactions by requiring (i) the registration of certain swap participants with the

- The recent financial crisis in Greece, which news articles state to have been influenced by the use of certain financial derivatives.

However, the plain language of the Proposal submitted to the Company does not address the "important policy issue" of the reform of the derivatives market. Instead, the Proposal seeks a report on certain of the Company's ordinary business activities involving the use of "initial and variance margin (collateral)" and rehypothecation. The Proposal is not about reforming the derivatives markets; the Proposal is about individual day-to-day determinations regarding ordinary course transactions made by management and employees of the Company regarding "initial and variance margin (collateral)" and rehypothecation.

By referencing the 1976 Release, the Proponent Letters ask the Staff to view all "derivatives" in the same manner as the Staff viewed "a determination whether or not to construct" a singular nuclear power plant. To support this view, the Proponent Letters point to the public policy issue of the reform of the derivatives market as an "important policy issue" while providing no basis for the follow-on conclusion that each business decision concerning the use of "initial and variance margin (collateral)" on all variations of derivative trades executed by the Company for any number of reasons and the procedures attendant to the use of such collateral through rehypothecation in each instance are significant policy issues for the purposes of Rule 14a-8(i)(7).

The Proponent Letters provide numerous citations to articles, speeches and news stories calling for the reform of the derivative markets, and argues that these citations make it "clear beyond cavil that the [Proponent's] shareholder proposal raises an important policy issuer for this registrant." However, no matter how many citations to discussions of the reformation of the derivative markets the Proponent Letters may include, it does not change the underlying fact that the Proposal itself deals with the use of "initial and variance margin (collateral)" and rehypothecation, not the overarching public policy issue of reforming the derivative markets. The Proponent Letters provide no context as to how each of the above described citations directly implicates the Company's use of "initial and variance margin (collateral)" and rehypothecation. For example, it is unclear what, if any, connection the recent financial crisis in Greece has to the Company's policies concerning "the use of initial and variance margin (collateral)" or "its procedures to ensure that the collateral is maintained in segregated accounts and not rehypothecated," and is thus tangential, at best, to the determination of whether the Proposal focuses on a sufficiently significant policy issue.

As discussed above, in *Oak Valley* the Staff recently concurred in the exclusion of a proposal requesting that the board take the necessary steps to see that the company "make every possible effort to repay to the United States government the obligation incurred by the Troubled

---

U.S. Commodity Futures Trading Commission, (ii) the reporting of trades and the use of transparent trading venues, and (iii) that clearable swaps be brought into central clearinghouses. It does not relate to the individual day-to-day determinations regarding ordinary course transactions made by companies regarding "initial and variance margin (collateral)" and rehypothecation.

Asset Relief Program (TARP) transaction" under Rule 14a-8(i)(7) as relating to the company's ordinary business operations. In *Oak Valley*, the company did not argue that the repayment of TARP funds was not itself a significant policy issue, but simply that the act of how the company uses capital and manages its assets constitute ordinary business operations. Similarly, the Proposal is not focused on the potentially significant policy issue of reforming the derivatives market or the recent economic turmoil (although the Whereas clauses reference these issues); the Proposal is focused on the day-to-day operations of the Company with respect to the use of "initial and variance margin (collateral)" and rehypothecation.

4. Proposals relating to ordinary business and not sufficiently focused on a significant policy issue are excludable

Even if the Company were to accept the Proponent Letters' assertion that the Proposal tangentially relates to a significant policy issue, the Proposal would still be excludable as it is not sufficiently focused on the issue of reforming the derivatives markets but instead is focused on the individual day-to-day determinations regarding ordinary course transactions made by management and employees of the Company. The Staff previously has expressed the view that proposals relating to ordinary business matters, and not sufficiently focused on a significant policy issue, may be excluded in reliance on Rule 14a-8(i)(7).[3] *See General Electric Company* (January 10, 2005) (concurring in the exclusion of a proposal requesting a report on the impact of adolescent health resulting from exposure to smoking in movies as relating to the ordinary business matters); *General Motors Corporation* (April 4, 2007) (concurring in the exclusion of a proposal that mentioned executive compensation but had a thrust and focus relating to ordinary business matters); *Visteon Corporation* (February 22, 2008) (same); *Corrections Corporation of America* (March 15, 2006) (same).

B. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) as the Proposal Contains Material Terms Undefined in the Supporting Statement that Render the Proposal Impermissibly Vague and Indefinite

The Proponent Letters express surprise that the Company, including its directors, would be unable to understand the terms contained in the Proposal. The Company respectfully submits, however, that the standard for determining whether a proposal is impermissibly vague or indefinite is not based upon whether a company is able to form an understanding of the manner in which it would implement the terms of a proposal, but on whether "the resolution contained in the proposal is so inherently vague or indefinite that neither the [shareholders] voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin 14B (September 15, 2004). Obviously, the Company would use its judgment to interpret the terms of the Proposal for implementation if the Proposal was adopted. At issue is whether shareholders voting on the Proposal would attribute substantially the same meaning to the terms and intent of the Proposal as the Company might in implementing it, if adopted.

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3 In Staff Legal Bulletin 14C (June 28, 2005), the Staff stated that in determining whether the focus of a proposal is a significant policy issue, it considers both the proposal and supporting statement as a whole.

1. The Proponent Letters continue to decline to define the singular term "initial and variance margin (collateral)"

The Proponent Letters incorrectly assert that the Company is "unable to understand the terms 'initial margin,' 'variance margin' and 'collateral'" and declines to address the failure of both the Proposal and the Supporting Statement to define the singular term used in the Proposal: "initial and variance margin (collateral)." As stated in the Initial Request Letter, the Company believes that the term "initial and variance margin (collateral)" is fundamental to an understanding of the Proposal. However, the term "initial and variance margin (collateral)" appears to be a new term that neither the Proposal nor the Supporting Statement defines.

Based upon the Company's view in the Initial Request Letter that the singular term "initial and variance margin (collateral)" was impermissibly vague or indefinite, the Proponent Letters provide separate definitions of the terms "initial margin" and "variance margin." However, the definitions attributed to such terms in the Proponent Letters are irrelevant for the purposes of determining whether the term "initial and variance margin (collateral)" has a clear and common meaning that both shareholders and the Company would share, as the definitions provided in the Proponent Letters, which is necessary to an understanding of the intended meaning of the term "initial and variance margin (collateral)," will not be available to shareholders when voting on the Proposal.

The Proponent Letters also claim that, "in an abundance of caution," the Proponent defined the terms "initial margin" and "variance margin" -- in a parenthetical included in the Proposal -- as "collateral." The Company respectfully disagrees that a reasonable shareholder would understand a one-word parenthetical to be the "definition" of the term it follows.

Although the Proponent Letters provide separate definitions for "initial margin" and "variance margin," they ignore the basic point made in the Initial Request Letter -- that the Proposal appears to use a new term "initial and variance margin (collateral)" that is undefined in the Supporting Statement. The plain language of the Proposal refers to a singular "initial and variance <u>margin"</u> not a plural "initial and variance <u>margins."</u> Although the Proponent Letters purport to define these as two separate terms, such a view does not result from a plain reading of the Proposal or the Supporting Statement.

Contrary to the arguments in the Proponent Letters, neither the Proposal nor the Supporting Statement use the terms "initial margin," "variance margin," or "collateral" as separate, distinct terms. The Proponent Letters simply fail to recognize that the Proposal's use of the singular term "initial and variance margin (collateral)" is so inherently vague or indefinite that neither shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

Even if it were to accept the Proponent Letters' assertion that the terms "initial margin" and "variance margin" are distinct and separate, the Company respectfully disagrees that these terms have the common meaning attributed to them in the Proponent Letters. The Proponent

Letters cite to a definition of "initial margin" and "variance margin" found on the website of the Derivatives Study Center at the Financial Policy Forum for support for the view that these terms will be understood by shareholders in voting on the Proposal in substantially the same manner as by the Company in implementing the Proposal (if adopted). However, the Company believes that the commonly understood term used to describe the amount of funds that must be deposited to an account to bring it back to the level of initial margin is "variation margin," not "variance margin."[4]

The Staff has previously expressed the view that a proposal urging the board of directors to take the necessary steps to amend a company's articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or "reckless neglect" may be omitted under Rule 14a-8(i)(3). *See Peoples Energy Corporation* (November 23, 2004) (reconsideration denied December 10, 2004). In that letter, the company argued that the "reckless neglect" standard was not defined in the proposal and that this "undefined and unrecognized standard" rendered the proposal so vague and indefinite that neither the shareholders voting on the proposal nor the company in implementing the proposal would be able to determine what actions or measures the proposal requires. In response, the proponent of that proposal pointed to several potential definitions of the term "reckless neglect" based upon the "everyday language" of the words as defined in various dictionaries. Despite such arguments, the Staff concurred with the company's view that the proposal could be excluded in reliance on Rule 14a-8(i)(3) as vague and indefinite.

Similarly, the Proponent Letters attempt to provide common "definitions" of the terms "initial margin" and "variance margin" and assert the belief that "we find it inconceivable that the shareholders...would be uncertain as to what the Proponents are referring to when they speak of collateral that must be posted in derivative trading." However, there is nothing so clear in the plain language of the Proposal or Supporting Statement. Just as the proponent in *Peoples Energy* suggested that shareholders would understand the plain meaning of the term "reckless neglect" from the plain definitions of those words, the Proponent Letters assert that shareholders will understand the plain meaning of "initial and variance margin (collateral)" to be "initial margin" and "variance margin" as defined on a single website. The Company simply disagrees that it is reasonable to view the singular term "initial and variance margin (collateral)" as a term that would be commonly understood to have a singular, well-defined meaning by both shareholders and the Company.[5]

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4 For example, a Google search of the terms "initial margin" + "variance margin" yields 138 hits. A LEXIS search for news articles containing the terms "initial margin" + "variance margin" results in only 6 hits. However, a Google search of the terms "initial margin" + "**<u>variation</u>** margin" yields 67,300 hits and a LEXIS search for news article containing the terms "initial margin" + "**<u>variation</u>** margin" results in 1012 hits.

5 As noted above, the Company is not aware of wide-spread use within the industry or with investors of the term "variance margin." The more common terms, depending on the circumstances, are "variation margin" or "maintenance margin," both of which are widely defined on numerous investor-focused websites. *See* Investopedia (at www.investopedia.com); Reuters Financial Glossary (at www.glossary.reuters.com); InvestorWords (at www.investorwords.com).

2. The Proposal confuses and conflates "exchange traded derivatives" with "over the counter derivatives" and is unclear as to the types of trades to which it is meant to apply

In light of the unsupported views in the Proponent Letters to the Company's objections stated in Sections C.2 and C.3 of the Initial Request Letter, the Company continues to believe that the Proposal, when read together with the Supporting Statement, is impermissibly vague or indefinite because it confuses and conflates the types of trades to which the Proposal is meant to apply. The Proponent Letters state that the last Whereas clause is intended to "contrast" the problems with over the counter derivative trades to the "better system" of exchange traded derivatives; however, the Company continues to believe that this reference to "trading at derivatives exchanges or comparable trading facilities" operates only to confuse and conflate the types of transactions to which this Proposal is intended to apply.

III. CONCLUSION

For the reasons discussed above and those set forth in the Initial Request Letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
Sisters of Charity of Saint Elizabeth

Mr. Paul M. Neuhauser

Sister Ethel Howley, SSND
Social Responsibility Resource Person
School Sisters of Notre Dame Cooperative Investment Fund

Rev. Seamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 15, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to JPMorgan Chase & Co. (Sisters of Charity)

Dear Sir/Madam:

On February 11, 2010, I sent a letter on behalf of my clients, The Sisters of Charity of St. Elizabeth, the Missionary Oblates of Mary Immaculate, the Maryknoll Fathers and Brothers (the Catholic Foreign Mission Society of America, Inc.), The Maryknoll Sisters of St. Dominic, Inc., The Sisters of St. Francis of Philadelphia, The Community of the Sisters of St. Dominic of Caldwell, New Jersey and the School Sisters of Notre Dame Cooperative Investment Fund (who are hereinafter jointly referred to as the "Proponents"), in response to a no-action letter request submitted by O'Melveny & Myers on behalf of JPMorgan Chase (hereinafter referred to either as "JPMorgan" or the "Company") with respect to a shareholder proposal submitted to that company by the Proponents. The Proponents' shareholder proposal requests the Company to report on certain of its policies relating to derivatives. I am submitting this supplemental letter in order to bring to the Staff's attention certain news events that have transpired in the last few days with respect to the financial crisis affecting Greece and the Euro zone, and which, we believe, have a bearing on the question of whether the Proponents' shareholder proposal raises an important policy issue for issuers such as JPMorgan.

RULE 14a-8(a)(7)

WALL STREET HELPED TO MASK DEBTS SHAKING EUROPE

The above is the headline appeared the lead article on page one of the New York Times on Sunday, February 14. One sub-head read:

Complex deals Allowed Greece to Overspend, Fueling a Crisis

Excerpts from the article follow:

Wall Street tactics akin to the ones that fostered subprime mortgages in America have worsened the financial crisis shaking Greece and undermining the euro by enabling European governments to hide their mounting debts.

As worries over Greece rattle world markets, records and interviews show that with Wall Street's help, the nation engaged in a decade-long effort to skirt European debt limits. . . .

[In November, 2009, Wall Street bankers] held out a financing instrument that would have pushed debt from Greece's health care system far into the future, much as when strapped homeowners take out second mortgages to pay off their credit cards.

It had worked before. In 2001, just after Greece was admitted to Europe's monetary union, Goldman helped the government quietly borrow billions, people familiar with the transaction said. That deal, hidden from public view because it was treated as a currency trade rather than a loan, helped Athens to meet Europe's deficit rules while continuing to spend beyond its means.

. . . deals over the last decade are raising questions about Wall Street's role in the world's latest financial drama.

As in the American subprime crisis and the implosion of the American International Group, financial derivatives played a role in the run-up of Greek debt. Instruments developed by Goldman Sachs, JPMorgan Chase and a wide range of other banks enabled politicians to mask additional borrowing in Greece, Italy and possibly elsewhere.

In dozens of deals across the Continent, banks provided cash upfront in return for government payments in the future, with those liabilities then left off the books. Greece, for example, traded away the rights to airport fees and lottery proceeds in years to come.

Critics say that such deals, because they are not recorded as loans, mislead investors and regulators about the depth of a country's liabilities. . . .

While Wall Street's handiwork in Europe has received little attention on this side of the Atlantic, it has been sharply criticized in Greece and in magazines like Der Spiegel in Germany. . . .

Wall Street did not create Europe's debt problem. But bankers enabled Greece and others to borrow beyond their means, in deals that were perfectly legal. Few rules govern how nations can borrow the money they need for expenses . . . .

Such derivatives, which are not openly documented or disclosed, add to the uncertainty over how deep the troubles go in Greece and which other governments might have used similar off-balance sheet accounting.

The tide of fear is now washing over other economically troubled countries on the periphery of Europe, making it more expensive for Italy, Spain and Portugal to borrow. . . .

For all the benefits of uniting Europe with one currency, the birth of the euro came with an original sin: countries like Italy and Greece entered the monetary union with bigger deficits than the ones permitted under the treaty that created the currency. Rather than raise taxes or reduce spending, however, these governments artificially reduced their deficits with derivatives.

Derivatives do not have to be sinister. The 2001 transaction involved a type of derivative known as a swap. One such instrument, called an interest-rate swap, can help companies and countries cope with swings in their borrowing costs by exchanging fixed-rate payments for floating-rate ones, or vice versa. Another kind, a currency swap, can minimize the impact of volatile foreign exchange rates.

But with the help of JPMorgan, Italy was able to do more than that. Despite persistently high deficits, a 1996 derivative helped bring Italy's budget into line by swapping currency with JPMorgan at a favorable exchange rate, effectively putting more money in the government's hands. In return, Italy committed to future payments that were not booked as liabilities.

"Derivatives are a very useful instrument," said Gustavo Piga, an economics professor who wrote a report for the Council on Foreign Relations on the Italian transaction. "They just become bad if they're used to window-dress accounts."

Similarly, the on-line edition (there is no print edition) of today's (February 15) Wall Street Journal has an article from its Heard on the Street column entitled "Greece Shows Need for Derivative Reform". (See http://online.wsj.com/article/SB10001424052748704431404575066982745810158.html?mod=WSJ_article_MoreIn.) Excerpts follow:

> How many more crises will it take?
>
> The Greek emergency is a reminder of how little has been done to fix large, potentially unstable parts of the financial system. One motive for the European Union to intervene was to avoid banks taking losses on loans made in countries like Greece, Spain and Portugal. But banks also may have been exposed through derivatives contracts with the governments of fiscally weak European states.
>
> The banking lobby is resisting efforts to overhaul the $605 trillion market for derivatives that don't trade on exchanges. Although a lack of transparency and hidden leverage in this over-the-counter market fueled systemic weakness in 2008, regulators and politicians still haven't delivered some basic improvements.
>
> The Club-Med meltdown may persuade them to act. For years, Greece wrote large derivatives contracts with banks, mostly associated with sovereign-bond issues. These derivatives likely have a feature that now makes them particularly worrying for banks, lax "margin" requirements.
>
> If a bank does a derivatives trade with another private-sector entity, the agreement will stipulate when the counterparty must make payments to collateralize the trade. These margin payments, usually in cash, typically occur at the outset of the trade, and if the trade subsequently moves against the counterparty. A downgrade in a counterparty's credit rating also can trigger a payment. . . .
>
> Two things need to happen. First, all swaps pricing and volume need to be made public. That would allow investors to gauge whether swaps prices reflect widespread market sentiment or have increased on limited trading.
>
> Second, nearly all over-the-counter derivatives should be centrally cleared. This would lead to proper margin payments from all parties and shrink potentially dangerous pockets of undercollateralization. These developed in the crisis around once-triple-A-rated American International Group, and bond insurers. . . .

Additionally, the February 14 on-line edition (there is no print edition on February 14 or 15) of the Financial Times has an article entitled "Betting on Greek sovereign risk". (See http://www.ft.com/cms/s/0/616f4d1a-199b-11df-af3e-00144feab49a.html.)

Excerpts follow:

> . . . .But one has to ask why this sort of tough talk [by the French Finance Minister Lagarde] should be necessary. It should come as no surprise that OTC derivatives can cause systemic risk; they did after all play a role in many recent financial mishaps, such as AIG's failure in 2008. The problems are well known: the opacity of the market encourages regulatory arbitrage and allows concentrations of risk to build up unseen. Exposures can be huge as investors may buy insurance without having any insurable interest.
>
> Policymakers have been talking about requiring central counterparty clearing and exchange-based trading for derivatives since last spring. While no panacea, this would be a sensible first step. It would reduce counterparty risk by netting matching contracts. Disclosure requirements would let regulators assess the risk exposures. It would remove precisely the sort of regulatory blind spot that worries Ms Lagarde. But politicians have dragged their feet.
>
> The unhealthy gap between rhetoric and action is one Ms Lagarde seemed to recognize in a Financial Times interview last week. She fretted about the pace and direction of financial reform, noting that politicians risk "curing the symptoms and not the illness itself". There may well be a case for examining the "validity" of sovereign credit default swaps. Ms Lagarde should explain what she means. But before embarking on a new initiative, how about completing the unfinished business?

In another article published in today's on-line edition of the Financial Times entitled "EU demands details on Greek swaps" (http://www.ft.com/cms/s/0/cc82f954-1a3f-11df-b4ee-00144feab49a.html), the opening paragraphs read:

> European Union authorities have requested information from the Greek government about currency swaps it entered into on advice from Wall Street banks.
>
> The transactions were undertaken as recently as 2008, and have come under scrutiny as a possible means for the highly indebted government in Athens to mask further borrowings from the public.

Finally, Bloomburg News reported on February 15 as follows (See http://www.bloomberg.com/apps/news?pid=20601087&sid=a5MJFT2dMyIU&pos=1.):

Feb. 15 (Bloomberg) -- European Union regulators ordered Greece to disclose details of currency swaps after an inquiry by the country's Finance Ministry uncovered a series of agreements with banks that it may have used to conceal mounting debts.

The swaps were employed to defer interest payments by several years, according to a Feb. 1 report commissioned by the Finance Ministry in Athens. The document didn't identify the securities firms that arranged the contracts. The government turned to Goldman Sachs Group Inc. in 2002 to get $1 billion through a swap, Christoforos Sardelis, head of Greece's Public Debt Management Agency from 1999 to 2004, said in an interview last week.

"While swaps should be strictly limited to those that lead to a permanent reduction in interest spending, some of these agreements have been made to move interest from the present year to the future, with long-term damage to the Greek state," the Finance Ministry report said. The 106-page dossier is now being examined by lawmakers.

Eurostat, the EU statistics office, gave Greece until the end of the month to provide more information on the swaps, which do not necessarily break EU rules, European Commission spokesman Amadeu Altafaj told reporters in Brussels today. Standard & Poor's and Fitch Ratings are also questioning Greece over its use of the swaps, said two people with direct knowledge of the situation, who declined to be identified because the talks are private.

'Accounting Tricks'

"Greece used accounting tricks to hide its deficit and this is a huge problem," Wolfgang Gerke, president of the Bavarian Center of Finance in Munich and honorary professor at the European Business School, said in an interview. "The rating agencies are doing the right thing, but it may be too little too late. The EU slept through this." . . . .

Michael Meister, financial affairs spokesman for German Chancellor Angela Merkel's Christian Democrats, said today in a telephone interview. "What is certain is that we must never leave this kind of thing lurking in the shadows again."

New Rules

Merkel's party aims to push for new rules that will force euro-region nations and banks to disclose bond swaps that have an impact on public finances, Meister said.

Greek Prime Minister George Papandreou more than tripled the 2009 deficit estimate to 12.7 percent after ousting two-term incumbent Kostas Karamanlis in October. Greek officials last month pledged to provide more reliable statistics after the EU complained of "severe irregularities" in the nation's economic figures.

CONCLUSION

What caused the estimate of the Greek government's 2009 deficit to be suddenly revised from 3.7% of national GDP to some 12.7% of GDP, thus plunging the euro community into crisis? Apparently a contributing factor, and perhaps the principal factor, was the same one that was solely responsible for AIG's bankruptcy, was largely responsible for Lehman's bankruptcy and was a major contributor to the insolvency of both Fannie Mae and Freddie Mac: unregulated, opaque over-the counter derivatives wholly lacking in transparency with unknown margin (collateral) requirements.

Meanwhile, the value of the euro against the dollar has dropped by about 10% since the revelation of the revised Greek deficit late last year. There is also worry that contagion will spread from the known users of derivatives, the governments of Greece and Italy, to the weak economies of Spain, Portugal and Ireland and, according to an article in The Wall Street Journal of February 13, perhaps even to Belgium and Austria.

We believe that the current crisis in euroland again demonstrates that the Proponents' shareholder proposal raises a significant policy issue for the Company.

In conclusion, we reiterate our request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Martin P. Dunn, Esq.
Rev. Seamus Finn
Sister Barbara Aires
Gary Brouse
Laura Berry

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 11, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to JPMorgan Chase & Co. (Sisters of Charity)

Dear Sir/Madam:

I have been asked by The Sisters of Charity of St. Elizabeth, the Missionary Oblates of Mary Immaculate, the Maryknoll Fathers and Brothers (the Catholic Foreign Mission Society of America, Inc.), The Maryknoll Sisters of St. Dominic, Inc., The Sisters of St. Francis of Philadelphia, The Community of the Sisters of St. Dominic of Caldwell, New Jersey and the School Sisters of Notre Dame Cooperative Investment Fund (who are hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of JPMorgan Chase & Co. (hereinafter referred to either as "Chase" or the "Company"), and who have jointly submitted a shareholder proposal to Chase to respond to the letter dated January 8, 2010, sent to the Securities & Exchange Commission by O'Melveny & Myers on behalf of the Company, in which Chase contends that the Proponents' shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Chase's year 2010 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to report on certain of its policies relating to derivatives.

RULE 14a-8(a)(7)

The proposal raises a significant policy issue that precludes its exclusion on ordinary business grounds.

The Company spends most of its argument (Section II.B.1. and 2.) arguing that the proposal deals with the Company's ordinary business activities. Even if we concede that that is so, it would not answer the question of whether the Proponents' shareholder proposal can be excluded from Chase's proxy statement by virtue of Rule 14a-8(i)(7). That is true because a proposal that deals with the ordinary business operations of a registrant nevertheless cannot be excluded if it raises a significant policy issue for the registrant. The Company devotes a half dozen sentences to this issue in Section II.B.3 of its letter, but fails to meet its burden of proving that the Proponents' shareholder proposal does not raise a significant policy issue. This exception to the ordinary business exclusion applies not only to significant social policy issues raised by shareholder proposals, but to significant financial policy issues as well, as is apparent from a review of the history of Rule 14a-8(i)(7).

In 1976 the Commission in Release 12999 (November 22, 1976) reviewed and reversed certain prior Staff determinations which had excluded shareholder proposals on ordinary business grounds and concluded that:

> The Commission is of the view that the provision adopted today can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5) [now (i)(7)]. In retrospect, however, it seems apparent that the ***economic*** and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view. [Emphasis supplied.]

The context was that the Staff had excluded shareholder proposals concerning the generation of power via nuclear reactors and had concluded (e.g. in *Carolina Power & Light Co.* (April 5, 1976)) that a shareholder proposal that the registrant cease planning for additional nuclear power plants was excludable:

> this Division believes there is some basis for your opinion that the subject proposal may be excluded from the company's proxy material under Rule 14a-8(c) (5) [now 14a-8(i)(7)]. In arriving at this position, we have noted that there is a direct relation between the proposal and the conduct of the company's ordinary business operations. That is, the proposal deals with the construction of nuclear power plants, and you have indicated that the management of the company, as an ordinary business matter, determines the fuel mix and the types of electrical generating methods that will be utilized to furnish electricity to the company's customers.

Meanwhile, many electric utilities were facing very severe financial crises because of the enormous cost overruns which were almost uniformly being incurred in building nuclear power plants and which had, in some instances, led either to virtual insolvency or to abandoning the construction of the plant. In that context, the Commission, in its revision of the Rule, noted that the policy exception to the ordinary business rule applied not only to social policy issues (like safety), but also to *economic* issues.

We believe that this truth was recently reinforced in Staff Legal Bulletin 14E (October 27, 2009) (the "Staff Legal Bulletin") where, in Section B., the Staff considered when resolutions should be excluded because they involved an analysis of risk. Since policies relating to risk normally affect the financial condition of the registrant rather than, as in the case with social issues, considering the harm that the registrant is inflicting on third parties, it is clear that the Staff has reaffirmed the mandate of the 1976 Release that shareholder proposals which raise economic issues of sufficient magnitude cannot be excluded by Rule 14a-8(i)(7). Thus, the Staff Legal Bulletin stated:

> Based on our experience in reviewing these requests, we are concerned that our application of the analytical framework discussed in SLB No. 14C may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues. . . . In addition, we have become increasingly cognizant that the adequacy of risk management and oversight can have major consequences for a company and its shareholders.
>
> . . . . In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) . . . .

It is, we believe, quite unnecessary to rehearse for the financially literate (such as the Staff) the dismal recent events surrounded the use and abuse of derivatives, such as the demise of AIG and the $182 billion cost of its funeral which has been billed to the taxpayers. Calls for reform of the derivatives market have been widespread, as can be seen in several paragraphs of the Proponents' Whereas Clauses, such as the fourth, fifth, sixth, seventh, eighth and ninth paragraphs. There has been an almost universal call for reform, including, more recently a speech by the Chairman of the CFTC (entitled "OTC Derivatives Reform") given on January 6, 2010 before the Council on Foreign Relations in which he stated that "The financial crisis certainly highlighted the need for regulatory reform of the derivatives market". (Available at www.cftc.gov/newsroom/speechestestimony). Similarly, he appeared at a meeting of the American Bar Association's Committee on Derivatives and Futures Law on January 29 and stated that "the Administration and Congress are in the middle of a new historic effort to enact broad derivatives reform". (Available at the same website.)

In response to the widespread call for reform of the derivatives markets, the House of Representatives on December 11, 2009, passed the Wall Street Reform and Consumer Protection Act of 2009, Title III of which provides for regulation of derivatives.

However, because Congress is in virtual deadlock, it is unclear when, if ever, the Congress will actually pass financial reform, even if a majority in both houses favors such reform. In the meantime, it is appropriate for shareholders of registrants to request that the companies in which they own stock institute their own internal reforms and publically disclose them. This is especially true with respect to Chase which, according to a report on the "Advanced Trading" website, is one of the five firms that "account for 97 percent of the notional amount of all derivative contracts". http://www.advancedtrading.com/derivatives/showArticle.jhtml;jsessionid=51PMCS2GN5FI3QE1GHPCKHWATMY32JVN?articleID=222001753&pgno=1.

It is thus clear beyond cavil that the Proponents' shareholder proposal raises an important policy issue for this registrant.

The underlying error in the Company's argument is illustrated by its citation of the *Washington Mutual, Inc.* (February 5, 2008) no-action letter. Although that letter did not pertain to derivatives, it did concern an equally potent ingredient in the fatal brew leading to the financial crisis, namely sub-prime mortgages. The Staff granted the no-action letter on the ground that it involved "an evaluation of risk". This ill-conceived letter was precisely the type that was overruled in Staff Legal Bulletin 14E (October 27, 2009). We submit that it would be wholly nonsensical were the Staff to again determine that shareholder proposals addressing one of the major causes of the financial crisis and the consequent Great Recession did not raise a significant policy issue.

Finally, Chase argues that although the financial crisis itself might raise a significant policy issue, the Proponents' shareholder proposal does not since it deals with the Company's policies with respect to derivatives, and not with the entire financial crisis. We submit that it is clear from the Whereas clauses as well as from prior portions of this letter (think AIG and Lehman) that the abuse of derivatives was a crucial part of the crisis. It should not be necessary for a shareholder proposal to discuss all aspects of the crisis, but rather it should be sufficient for the proposal to address some crucial aspects of the that are particularly relevant to the registrant being addressed.

In summary, there can be no doubt that the Proponents' shareholder proposal raises a significant policy issue which precludes its exclusion pursuant to Rule 14a-8(i)(7).

RULE `14a-8(i)(3)

The Proponents' shareholder proposal is neither inherently vague nor indefinite.

1.

We are more than a little surprised that Chase is unable to understand the terms "initial margin", "variance margin" and "collateral". We refer Chase (as well as the Staff) to the definitions to be found on the website of the Derivatives Study Center at the Financial Policy Forum (http://www.financialpolicy.org/dscglossary.htm).

The definition of "initial margin" is as follows:

> The amount to be deposited in order to enter in a contract (i.e. before trading); initial margin is set to approximate the largest daily price movement in preceding period.

The definition of "variance margin" is as follows:

> The amount of funds that must be added to margin account to bring it back to level of initial margin (not used to describe the amount that can be withdrawn without bringing the account below the initial margin level). *Variance margin is the amount paid in response to a margin call.* (Emphasis supplied.)

We think that these terms would be understood by the shareholders, and most certainly by the Board of Directors of JPMorgan Chase, but out of an abundance of caution, the Proponents have summarized these terms in a way that all shareholders would understanding, by defining them in the parenthesis as "collateral". The latter term, of course, being the one in common parlance for these terms. For example, Secretary of the Treasury Timothy F. Geithner testified about the bailout of AIG before the House Committee on Oversight and Government Reform on January 27, 2010. (http://www.financialstability.gov/latest/pr_01272010.html)

In his testimony under the heading "The Choice" he stated:

> On Monday, September 15, 2008, Fitch Ratings, Moody's Investors Service, and Standard and Poor's downgraded AIG's credit rating, which generated new demands for AIG to post $20 billion in additional collateral at a time when raising new cash was virtually impossible for the company.

In his testimony under the heading "AIG Counterparties" he stated:

> While the financial contracts involved were complex, basically, AIG had agreed to insure the value of certain risky securities called multi-sector CDOs. The value of these securities was tied to pools of other assets, mostly subprime mortgages. As the financial crisis intensified, the value of the securities fell sharply and AIG incurred losses on these contracts and had to post collateral or make payments on the insurance.
>
> To help understand this kind of contract, imagine AIG had provided insurance on the value of a tangible asset, such as a house, to the homeowner. If the price of the house fell, AIG would be required to post collateral, or essentially make a payment to the owner, equal to the decline in the value of the house. So, if the house was originally worth $200,000, and fell to $125,000, AIG had to give $75,000 to the homeowner as collateral and would incur a loss of the same amount. In addition, if AIG's credit rating fell, it would have to post even more collateral because the homeowner would be concerned about whether AIG could ultimately pay on the insurance.

In short, we find it inconceivable that the shareholders, to say nothing of Chase's Board, would be uncertain as to what the Proponents are referring to when they speak of the collateral that must be posted in derivative trading.

2.

We are unable to understand the thrust of the Company's argument. The Proponents' shareholder proposal addresses the harms that have been caused by unregulated trading in "over the counter derivatives". The Resolve Clause requests a report concerning "over the counter derivatives trades". The various Whereas clauses (except the final one) describe some of the problems that have arisen in over the counter derivative trading. Then the final Whereas Clause ***contrasts*** these difficulties with the better system of exchange traded derivatives. We fail to see why the scenario thus described would be confusing to anyone or in any way conflates the two methods of trading.

3.

What part of "all" doesn't the Company understand? (Resolve clause: "report . . . the firm's policy . . . on ***all*** over the counter derivatives trades".) (Emphasis supplied.)

For the foregoing reasons, the Proponents' shareholder proposal is neither vague nor indefinite.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Martin P. Dunn, Esq.
Rev. Seamus Finn
Sister Barbara Aires
Gary Brouse
Laura Berry

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

January 8, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Sisters of Charity of Saint Elizabeth, *et al.*
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Sisters of Charity of Saint Elizabeth, the Maryknoll Sisters of St. Dominic, Inc., the Sisters of Saint Francis of Philadelphia, the Sisters of St. Dominic of Caldwell, NJ, the Maryknoll Fathers and Brothers, the School Sisters of Notre Dame Cooperative Investment Fund, and the Missionary Oblates of Mary Immaculate (collectively, the ***"Proponent"***) from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the ***"2010 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- enclosed herewith six copies of this letter and its attachments;
- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On November 21, 2009, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2010 Proxy Materials. The Proposal requests that "the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated."

II. EXCLUSION OF THE PROPOSAL

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2010 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal deals with a matter relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as it Deals with a Matter Relating to the Company's Ordinary Business Operations

A company is permitted to omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

In instances where a proposal seeks a report to be prepared by the company, the Staff looks beyond the preparation of a report and considers whether the subject matter of the report involves a matter of ordinary business, and is thus excludable. *See* Exchange Act Release No. 34-20091 (August 16, 1983). The Company believes that the underlying subject matter of the Proposal falls squarely within the definition of "ordinary business" as it pertains to the Company.

The Company is a financial holding company that provides a wide range of products and services to its customers in the ordinary course of business, including derivative products, and the Proposal seeks a shareholder vote on the day-to-day management decisions relating to the sale of particular products (*i.e.*, derivatives), the methods used to segregate funds, and the appropriate rehypothecation of collateral. The sale of such particular products, and the policies and procedures the Company utilizes in its ordinary course transactions, are fundamentally the "ordinary business" of the Company and do not involve a significant policy issue.

1. The Proposal may be excluded as relating to ordinary business because its underlying subject matter concerns the sale of a particular product

The Staff has repeatedly recognized that a proposal relating to the sale of a particular product is excludable under Rule 14a-8(i)(7) as a component of "ordinary business." Further, the Staff has not altered this position when the proposal has been premised upon the view that the product in question is controversial or objectionable. In *Bank of America Corporation* (February 21, 2007) (*"Bank of America I"*), the Staff concurred that the company could omit a proposal requesting a report about company policies to safeguard against the provision of financial services to clients that enabled capital flight and resulted in tax avoidance. In *Family Dollar Stores, Inc.* (November 26, 2007) and *Wal-Mart Stores, Inc.* (March 24, 2006), the Staff concurred that the companies could omit proposals requesting a report on the company's policies and procedures for minimizing customers' exposure to toxic substances and encouraging suppliers to reduce or eliminate toxic substances in their products. In *Federated Department Stores, Inc.* (March 27, 2002), the Staff concurred that the company could omit a proposal calling for the identification and disassociation from offensive imagery in products, advertising, endorsements, sponsorships and promotions.

As in all the aforementioned no-action requests, the Proposal's underlying subject matter deals specifically with the Company's sale of particular products (*i.e.*, derivatives), and the Staff has consistently held that proposals relating to the sale of particular product may be omitted as relating to matters of ordinary business.

2. The Proposal may be excluded as relating to ordinary business because its underlying subject matter concerns the sale of a particular service

The Staff has likewise allowed for the exclusion of shareholder proposals by financial companies under Rule 14a-8(i)(7) when the subject matter relates to the sale of particular services in the ordinary course. For example, in *Bank of America Corporation* (March 7, 2005), the Staff concurred that the company could omit a proposal requiring the company not to provide banking services to lenders engaged in payday lending. In *Bancorp Hawaii, Inc.* (February 27, 1992), the Staff concurred that the company could omit a proposal requiring the company to refrain from purchasing bonds, making loans or acting as a financial consultant in connection with the Honolulu rapid transit system, because it related to the company's day-to-day business activities.

The Staff reached the same conclusion in: *Citigroup Inc.* (February 21, 2007) (excluding a substantially similar proposal as in *Bank of America I*); *BankAmerica Corporation* (March 23, 1992) (excluding a proposal dealing with the policies of extension of credit); and *Salomon, Inc.* (January 25, 1990) (excluding a proposal relating to specific financial services to be offered and types of trading activities to be undertaken).

As in all the aforementioned no-action requests, the Proposal's underlying subject matter deals specifically with the Company's sale of particular services (*i.e.*, segregation of collateral and rehypothecation), and the Staff has consistently held that proposals relating to the sale of particular services may be omitted as relating to matters of ordinary business.

3. The Proposal does not involve a significant policy issue

The Proposal addresses at length the recent financial crisis, but does not provide a causal link between the financial crisis and the actions requested in the Proposal. While it may be true that the financial crisis itself may present significant policy issues, it does not necessarily follow that a proposal requesting a report on the Company's policies and procedures relating to derivatives is included in such significant policy issue.

In *Washington Mutual, Inc.* (February 5, 2008) (*"Washington Mutual"*), the staff concurred that the company could omit a shareholder proposal regarding the company's potential financial exposure as a result of the mortgage securities crisis. The Staff allowed this exclusion, notwithstanding the fact that the company was a consumer and small business banking company during the subprime mortgage crisis.

The Proposal does not ask for a report on the recent financial crisis or anything closely related to the recent financial crisis, and thus the correlation between the Proposal and the recent financial crisis is far more tenuous than was present in *Washington Mutual*. Therefore, we respectfully request that the Staff concur with the Company's view that the Proposal does not involve a significant policy issue.

4. Conclusion

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(7).

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading

The Proposal is properly excludable under Rule 14a-8(i)(3) because it leaves undefined several key terms and uses certain terms inconsistently, and thus shareholders would be unable to determine with any reasonable certainty exactly what actions or measures the proposal requires.

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (September 15, 2004) (***"SLB 14B"***), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also Philadelphia Electric Company* (July 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991).

As discussed above, the Company is a financial holding company that provides a wide range of products and services to its customers in the ordinary course of business, including derivative products, and the Proposal seeks to grant shareholders oversight over the sale of particular products and services. The sale of derivatives, and decisions on the segregation and rehypothecation of collateral are complex and require particularized, sophisticated knowledge of the derivatives markets to understand. Neither the Proposal nor the Supporting Statement provide the information necessary to understand the underlying subject matter of the Proposal, and, as written, the Proposal is too inherently vague and indefinite for either shareholders or the Company to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Staff has allowed for the exclusion of proposals containing numerous undefined and inconsistent phrases. For example, in *Wendy's International, Inc.* (February 24, 2006), the Staff concurred that the company could omit a proposal that called for reports on "the progress made toward accelerating development of [controlled-atmosphere killing] (CAK)" because the terms "accelerating" and "development" were left undefined. *See also Exxon Corporation* (January 29, 1992) (excluding a proposal because the terms "the Company," "Chapter 13," and "considerable amount of money" were either undefined or inconsistently used). In *People's Energy Corporation* (November 23, 2004), the Staff concurred that the company could omit a proposal requesting the company not provide indemnification to directors or officers for acts or omissions involving gross negligence or reckless neglect because the term "reckless neglect" was left undefined, and had no commonly known definition. Similarly, in *NSTAR* (January 5, 2007), the Staff concurred that the company could omit a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the terms "record keeping" or "financial records."

As in those prior Staff letters, several key terms in the Proposal and Supporting Statement are left undefined or are used inconsistently. As such, the Proposal is too inherently vague and indefinite for either shareholders or the Company to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

1. The Proposal does not define the term "initial and variance margin (collateral)"

The term "initial and variance margin (collateral)" is fundamental to an understanding of the Proposal. Due to the vague and misleading nature of this term, which appears to have been coined specifically for use in the Proposal, the Proposal is materially false and misleading. The term "initial and variance margin (collateral)" appears to be either be an incorrect usage of two distinct terms of financial industry jargon or an entirely new term that the neither the Proposal nor the Supporting Statement defines. The term "initial margin" has a commonly understood meaning, but only to those that are well versed in the jargon of the financial industry. Further, the Company is not aware of any meaning (common or otherwise) attributable to the term "variance margin." While the term "variant margin" possesses a commonly understood meaning to those that are well-versed in financial industry jargon, it is not clear from the Proposal or the Supporting Statement if the term "variance margin" is meant to be interchangeable with the term "variant margin" or possesses a different meaning entirely.

In addition, the Company is not aware of any meaning (common or otherwise) attributed to the combined term "initial and variance margin (collateral)," and it is entirely possible that the term "initial and variance margin (collateral)" was carefully chosen with a specific definition in mind. Unfortunately, neither the Proposal nor the Supporting Statement contains guidance to either the shareholders or the Company as to the meaning of "initial or variance margin (collateral)," and as a result it would be impossible for either shareholders or the Company to determine with any reasonable certainty exactly what actions or measures the proposal requires.

2. The Proposal confuses and conflates "exchange traded derivatives" with "over the counter derivatives"

The Proposal confuses and conflates "exchange traded derivatives" with "over the counter derivatives" by describing certain aspects particular to the former, while presenting a proposal concerning the latter and failing to make any sort of distinction. "Over the counter derivatives" is a term of art used in financial industry jargon to describe many financial products sold by the Company that are privately negotiated and traded between the Company and one or more parties, but which are <u>not</u> traded on an exchange. However, the final "whereas" clause of the Proposal states that "multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs."

While this statement may be true with respect to "exchange traded derivatives," it is fundamentally untrue with respect to "over the counter derivatives." The inclusion of this clause injects substantial uncertainty into the Proposal as it is not clear whether the Proposal is designed to apply to "over the counter derivatives," "exchange traded derivatives," or all derivatives. This fundamental internal inconsistency makes it impossible for either shareholders or the Company to determine with any reasonable certainty exactly what actions or measures the proposal requires.

3. The Proposal does not clarify the types of "trades" to which it is meant to apply

The Proposal fails to clarify whether the derivative "trades" to which it refers are trades by the Company as part of its treasury function in connection with balance sheet risk, proprietary trades on behalf of the Company, trades facilitating customer transactions when the Company is acting as a market-maker, or all of the above. As stated above, the Company is a financial holding company that provides a wide range of products and services to its customers in the ordinary course of business; however, in addition to its retail operations, the Company also operates as an investment bank, entering into transactions on its own behalf. This uncertainty is deepened by the Proposal's uncertainty and failure to make clear whether it is meant to apply to "exchange traded derivatives," "over the counter derivatives," or all derivatives. As there are at least four entirely rational interpretations of the term "trades" in the context of the Proposal, it would be impossible for either shareholders or the Company to determine with any reasonable certainty exactly what actions or measures the proposal requires.

4. Conclusion

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a8-(i)(3).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

[Attachments]

cc: Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
Sisters of Charity of Saint Elizabeth

Sister Ethel Howley, SSND
Social Responsibility Resource Person
School Sisters of Notre Dame Cooperative Investment Fund

Rev. Seamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 24, 2009

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
Sisters of Charity of Saint Elizabeth
PO Box 476
Convent Station, NJ 07961-0476

Dear Sister Barbara:

This will acknowledge receipt of a letter dated November 21, 2009, whereby you advised JPMorgan Chase & Co. of the intention of the Sisters of Charity of Saint Elizabeth (Sisters of Charity) to submit a proposal to be voted upon at our 2010 Annual Meeting. The proposal is entitled Collateral in Over the Counter Derivatives Trading.

We also acknowledge receipt of the letter dated November 16, 2009, from Ashfield Capital Partners verifying that the Sisters of Charity are the beneficial owners of shares of JPMorgan Chase common stock with a market value of at least $2,000.00 in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Commission.

Sincerely,

Horan

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com

66553719

Charity
150 YEARS
GENERATION TO GENERATION

November 21, 2009

Mr. James Dimon, CEO
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Dimon,

The Sisters of Charity of Saint Elizabeth are concerned about the current fiscal crisis, its effect on world-wide communities and our Company's response to this critical situation. We believe the global financial crisis requires major changes in practices by our Company. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to report to shareholders on the firm's policy on collateral as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 200 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to file this resolution for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc
SBA/an

SISTERS OF CHARITY OF SAINT ELIZABETH, PO BOX 476, CONVENT STATION, NJ 07961-0476
973-290-5402 973-290-5441 (FAX) BAIRES@SCNJ.ORG

150 YEARS
Charity
GENERATION TO GENERATION
SISTERS OF CHARITY OF SAINT ELIZABETH

November 21, 2009

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Dear Madam/Sir:

Enclosed is a copy of the stockholder's resolution and accompanying statement which we, as stockholders in J.P. Morgan Chase, have asked to be included in the 2008 proxy statement.

Also, enclosed is a copy of the cover letter Mr. James Dimon, CEO of J.P. Morgan Chase & Company.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility

Encs

SBA/an

SISTERS OF CHARITY OF SAINT ELIZABETH, PO BOX 476, CONVENT STATION, NJ 07961-0476
973-290-5402 973-290-5441 (FAX) BAIRES@SCNJ.ORG

RESOLUTION: Collateral in Over-the Counter Derivatives Trading

Whereas the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

Whereas taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

Whereas leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

Whereas very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

Whereas concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

Whereas the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

Whereas numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

Whereas Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and eollateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

Whereas multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

Be it resolved that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement

For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

Ashfield
CAPITAL PARTNERS

[illegible] Battery Street, Suite 600
San [illegible] CA [illegible]

November 16, 2009

Mr. Jamie Dimon
Chief Executive Officer
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. Dimon,

This letter along with the enclosed asset detail shall serve as proof of beneficial ownership of 200 shares of J.P. Morgan Chase & Co. for The Sisters of Charity of Saint Elizabeth. These shares have been held for one year and will be retained through the annual meeting.

Please feel free to contact me should you need anything further.

Sincerely,

Kelli K. Hill
Portfolio Manager
Ashfield Capital Partners, LLC
415-391-4747

Cc Sister Barbara Aires

As of: 11/13/2009

Assets By Lot

11/13/2009

For Portfolio: S070 - SISTERS OF CHARITY OF ST. ELIZABETH NJ

Average cost

		Purchase							Current		Unrealized Gain/Loss			
Identifier	Security Name	Trade Date	Ref #	Ext #	Broker	Shares/PAR	Price	Cost	Price	Market	Short Term	%	Long Term	%
JPM	JPMORGAN CHASE & CO	12/31/1966	18377		(NONE)	200	15.8541	3,170.81	43.3000	8,660.00	0.00	0.00	5,489.19	173.12
					S070 Total:	200.00		3,170.81		8,660.00	0.00	0.00	5,489.19	173.12

Shares and Prices are post-split.

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 24, 2009

Ms. Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters of St. Dominic, Inc.
PO Box 311
Maryknoll, New York 10545-0311

Dear Ms. Rowan:

This will acknowledge receipt of a letter dated November 20, 2009, whereby you advised JPMorgan Chase & Co. of the intention of the Maryknoll Sisters of St. Dominic, Inc. (Maryknoll Sisters) to submit a proposal to be voted upon at our 2010 Annual Meeting. The proposal is entitled Collateral in Over the Counter Derivatives Trading.

We also acknowledge receipt of the letter dated November 19, 2009, from Merrill Lynch verifying that the Maryknoll Sisters are the beneficial owners of shares of JPMorgan Chase common stock with a market value of at least $2,000.00 in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Commission.

Sincerely,

Horan

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com

JPMorgan Chase & Co.

—MARYKNOLL—SISTERS—

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

RECEIVED BY THE
OFFICE OF THE SECRETARY

November 20, 2009

Mr. James Dimon
Chief Executive Officer
J.P. Morgan Chase & Co.
270 Park Ave.
New York, NY 10017

Dear Mr. Dimon

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of J.P. Morgan Chase & Co. The Maryknoll Sisters have held the shares continuously for over one year and intend to hold them until after the annual meeting. A letter of verification of ownership is enclosed.

We have appreciated the conversations we have had with the company over the years in regards to the volatility in the international financial system. But the situation for many people on our planet continues to deteriorate. We all have a responsibility to make sure that our financial system does not go back to 'business as usual'.

I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I thereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution is Sister Barbara Aires representing the Sisters of Charity of Saint Elizabeth (973-290-5402). We look forward to discussing this issue with you at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc.

RESOLUTION: Collateral in Over-the Counter Derivatives Trading

Whereas the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

Whereas taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

Whereas leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

Whereas very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

Whereas concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

Whereas the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

Whereas numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

Whereas Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

Whereas multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

Be it resolved that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement

For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

Dodd Newton Koeckert
Senior Vice President –
Wealth Management Advisor
301 Tresser Blvd., 10th Fl.
Stamford, CT 06901
203-356-8778
877-356-8778

Merrill Lynch

November 19, 2009

TO WHOM IT MAY CONCERN:

This certifies that the Maryknoll Sisters of St. Dominic are the beneficial owners of 100 shares of J. P. Morgan Chase common stock. These shares have been held continuously for at least 12 months, and will continue to be held at least through the annual meeting.

Very truly yours,

Dodd N. Koeckert

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 24, 2009

Sister Nora Nash, OSF
Director, Corporate Social Responsibility
Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Dear Sister Nora:

This will acknowledge receipt of a letter dated November 20, 2009, whereby you advised JPMorgan Chase & Co. of the intention of the Sisters of St. Francis of Philadelphia (Sisters of St. Francis) to submit a proposal to be voted upon at our 2010 Annual Meeting. The proposal is entitled Collateral in Over the Counter Derivatives Trading.

We also acknowledge receipt of the letter dated November 10, 2009, from Northern Trust verifying that the Sisters of St. Francis are the beneficial owners of shares of JPMorgan Chase common stock with a market value of at least $2,000.00 in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Commission.

Sincerely,

Horan

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com

JPMorgan Chase & Co.

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 20, 2009

Mr. James Dimon, CEO
J.P. Morgan Chase & Co.
270 Park Ave.
New York, NY 10011-2070

Dear Mr. Dimon:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in J. P. Morgan Chase for many years. As faith-based investors we are truly concerned about the long-term consequences of irresponsible risk in investment products and the effect that this is having not only on the economic security of the consumer but on the reliability and sustainability of J. P. Morgan Chase as a sound financial institution. We ask our company to apply effective risk management principles and long term strategies that "are appropriate for capitalization and collateralization of derivative transactions."

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with The Sisters of Charity of St. Elizabeth. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Sr. Barbara Aires, SC. Her phone number is 973-290-5402.

As verification that we are beneficial owners of common stock in J.P. Morgan Chase, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:
Barbara Aires, SC
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-12[illegible]
610 558 7661 • Fax: 610 558 5855 • E-mail: [illegible]@osfphila.org • www.osfphila.org

RESOLUTION: Collateral in Over-the Counter Derivatives Trading

Whereas the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

Whereas taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

Whereas leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

Whereas very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

Whereas concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

Whereas the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

Whereas numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

Whereas Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

Whereas multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

Be it resolved that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement

For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

The Northern Trust Company
50 South LaSalle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

November 10, 2009

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of JP Morgan Chase & Co Com. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/holder of record for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and /or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Vice President

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 2, 2009

Sister Patricia Daly, OP
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
40 South Fullerton Ave.
Montclair NJ 07042

Dear Sister Patricia:

This will acknowledge receipt of a letter dated November 24, 2009, whereby you advised JPMorgan Chase & Co. of the intention of the Community of Sisters of St. Dominic of Caldwell New Jersey (Sisters of St. Dominic) to submit a proposal to be voted upon at our 2010 Annual Meeting. The proposal is entitled "Collateral in Derivatives Trading (Credit Crisis)".

We also acknowledge receipt of the letter dated November 24, 2009, from State Street verifying that the Sisters of St. Dominic are the beneficial owners of shares of JPMorgan Chase common stock with a market value of at least $2,000.00 in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Commission.

Sincerely,

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com

66961822

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
tricri@mindspring.com

November 24, 2009

Mr. James Dimon
Chief Executive Officer
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Dimon:

The Sisters of St. Dominic of Caldwell, NJ and other members of the Interfaith Center on Corporate Responsibility have met a few times this year to discuss the steps that need to be taken to prevent another financial crisis that we have witnessed this past year. As institutional faith based shareholders we have raised concerns about predatory lending practices and questions about the risk of some investment products. We offer this resolution to help focus our dialogue further in the hope to prevent future financial crises.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of three hundred seventy (370) shares of JP Morgan Chase, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal regarding Collateral in Derivatives Trading for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Sister Barbara Aires, SC of the Sisters of Charity of St. Elizabeth will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

Collateral in Derivatives Trading (Credit Crisis)
2010 – J.P. Morgan Chase & Co.

WHEREAS the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

WHEREAS taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

WHEREAS leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

WHEREAS very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

WHEREAS concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

WHEREAS the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

WHEREAS numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

WHEREAS Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

WHEREAS multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

BE IT RESOLVED THAT the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement: For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

STATE STREET.

Wealth Manager Services
Post Office Box 300
Boston, MA 02116-5021

Letter of Verification of Ownership

November 24th 2009

To Whom it May Concern:

The Community of the Sisters of St. Dominic of Caldwell, NY is a beneficial owner of 370 shares of JP MORGAN CHASE & CO Cusip # 46625H100. These shares have been consistently held for more than one year. We have been directed by the shareowners to place a hold on this stock at least until the next annual meeting.

Sincerely,

Tadhg O'Donnell
Senior Associate
PH 617 985 4179

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 2, 2009

Father Joseph LaMar, M.M.
Coordinator of Corporate Responsibility
Maryknoll Fathers and Brothers
PO Box 305
Maryknoll NY 10545-0305

Dear Father LaMar:

This will acknowledge receipt of a letter dated November 25, 2009, whereby you advised JPMorgan Chase & Co. of the intention of the Maryknoll Fathers and Brothers (Maryknoll) to submit a proposal to be voted upon at our 2010 Annual Meeting. The proposal is entitled "Collateral in ●ver the Counter Derivatives Trading".

We also acknowledge receipt of the letter dated November 9, 2009, from Merrill Lynch verifying that Maryknoll is the beneficial owner of shares of JPMorgan Chase common stock with a market value of at least $2,000.00 in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Commission.

Sincerely,

[signature]

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com
JPMorgan Chase & Co.

66957743

MARYKNOLL

Fathers and Brothers *Catholic Foreign Mission Society of America, Inc.*
Corporate Social Responsibility
PO Box 305 Maryknoll, New York 10545-0305
Phone: (914) 941-7636 x2516 Fax (914) 944-3601 E-mail: jlamar@maryknoll.org www.maryknoll.org

November 25, 2009

Mr. James Dimon, CEO
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

By Fax: 212 270 2613
Original by Express Mail

Dear Mr. Dimon,

The Maryknoll Fathers and Brothers are concerned about the current fiscal crisis, its effect on worldwide communities and our Company's response to this critical situation. We believe the global financial crisis requires major changes in lending practices by our Company. Therefore, the Maryknoll Fathers and Brothers request the Board of Directors to report to shareholders on the firm's policy on collateral as described in the attached proposal.

The Maryknoll Fathers and Brothers are beneficial owners of 65 shares of stock. We will retain shares through the annual meeting.

Through this letter we are now notifying the company of our intention to co-file the enclosed resolution with the Sisters of Charity of St. Elizabeth N.J., and present it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary. We trust that a dialogue of this sort is of interest to you as well. Please feel free to call Sr. Barbara Aires, SC at [973-290-5402] if you have any questions about this resolution.

Sincerely,

Father Joseph P. La Mar, M.M
Coordinator of Corporate Responsibility

Enc
ICCR
Sr. Barbara Aires

RESOLUTION: Collateral in Over-the Counter Derivatives Trading

Whereas the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

Whereas taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

Whereas leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

Whereas very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

Whereas concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

Whereas the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

Whereas numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

Whereas Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

Whereas multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

Be it resolved that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

Merrill Lynch

Gray/Thompson Group

Global Wealth Management
105 South Bedford Road
Mt. Kisco, NY 10549

T 800 234 9241
F 914 371 2375
michael_gray@ml.com
brian_thompson@ml.com
http://fa.ml.com/michael_gray

Michael E. Gray
Vice President
Senior Financial Advisor
T 914 241 6461

Brian Thompson
Financial Advisor
T 914 241 6453

Renee Basso
Client Associate
T 914 241 6408

November 9, 2009

Catholic Foreign Mission
PO Box 309
St. Josephs Bldg & Controllers
Maryknoll, NY 10545

To Whom it May Concern:

The Catholic Foreign Mission Society of America Inc. (CFMSA), also known as the Maryknoll Fathers and Brothers are the beneficial owners of 65 shares of JPMorgan Chase (JPM). These shares have been consistently held since 10/20/1999.

If you have any questions, please call me at (914) 241-6461.

Sincerely,

M E Gray

Michael Gray, CFM
Vice President
Senior Financial Advisor

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 2, 2009

Sister Ethel Howley, SSND
Social Responsibility Resource Person
School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton CT 06897

Dear Sister Ethel:

This will acknowledge receipt of a letter dated November 23, 2009, whereby you advised JPMorgan Chase & Co. of the intention of the School Sisters of Notre Dame Cooperative Investment Fund (Fund) to submit a proposal to be voted upon at our 2010 Annual Meeting. The proposal is entitled "Collateral in Over the Counter Derivatives Trading".

We also acknowledge receipt of the letter dated November 23, 2009, from State Street verifying that the Fund is the beneficial owner of shares of JPMorgan Chase common stock with a market value of at least $2,000.00 in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Commission.

Sincerely,

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com

School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897

November 23, 2009

Mr. James Dimon, CEO
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Dimon,

The School Sisters of Notre Dame Cooperative Investment Fund is concerned about the current fiscal crisis, its effect on the global community and our Company's response to this critical situation. Because of the world-wide extent of this financial crisis, we think major changes in our Company's practices are needed at this time. For this reason, the School Sisters of Notre Dame Cooperative Investment Fund requests the Board of Directors to report to shareholders on the firm's policy on collateral as described in the attached proposal.

The School Sisters of Notre Dame Cooperative Investment Fund is a beneficial owner of 199 shares of stock and proof of ownership accompanies this letter. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co file this resolution with the Sisters of Charity of Saint Elizabeth for consideration by the shareholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

Sincerely,

Sister Ethel Howley, SSND
Social Responsibility Resource Person

Enc

RESOLUTION: Collateral in Over-the Counter Derivatives Trading

Whereas the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

Whereas taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

Whereas leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

Whereas very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

Whereas concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

Whereas the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

Whereas numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

Whereas Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy. "(Wall St. Journal, May 19, 2009)

Whereas multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

Be it resolved that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement

For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

STATE STREET.

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

November 23, 2009

Sister Ethel Howley
School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897-3898

Re: School Sisters of Notre Dame Cooperative Investment Fund Directed Investment – 11CJ

Dear Sister Ethel:

This is to confirm that the following security is held in the above referenced account:

Security	**Shares**	**Acquisition Date**
J.P. Morgan Chase	199	6/20/2003

To the best of my knowledge, the Sisters intend to hold this security in this account at least trough the date of the next annual meeting.

If you have any questions or need additional information, please call me at (816) -871-7223.

Sincerely,

Rich Davis
Assistant Vice President
Specialized Trust Services

STATE STREET.

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

November 23, 2009

Sister Ethel Howley
School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897-3898

Re: School Sisters of Notre Dame Cooperative Investment Fund Directed Investment – 11CJ

Dear Sister Ethel:

This is to confirm that the following security is held in the above referenced account:

Security	**Shares**	**Acquisition Date**
J.P. Morgan Chase	199	6/20/2003

To the best of my knowledge, the Sisters intend to hold this security in this account at least trough the date of the next annual meeting.

If you have any questions or need additional information, please call me at (816) -871-7223.

Sincerely,

Rich Davis
Assistant Vice President
Specialized Trust Services

School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897

November 28, 2009

Mr. James Dimon, CEO
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Dimon,

Enclosed with this letter is the original letter of ownership of security with J. P. Morgan Chase.

Please include this with the proposal. I co- filed with the Sisters of Charity of St. Elizabeth and mailed November 25.

Sincerely,

Ethel Howley, SSND

Sister Ethel Howley, SSND
Social Responsibility Resource Person

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 2, 2009

Father Seamus Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington DC 20017

Dear Father Finn:

This will acknowledge receipt of a letter dated November 25, 2009, whereby you advised JPMorgan Chase & Co. of the intention of the Missionary Oblates of Mary Immaculate (Missionary Oblates) to submit a proposal to be voted upon at our 2010 Annual Meeting. The proposal is entitled "Collateral in Derivatives Trading (Credit Crisis)".

We also acknowledge receipt of the letters dated November 6, 2009, from M&T Investment Group and from State Street verifying that Missionary Oblates is the beneficial owner of shares of JPMorgan Chase common stock with a market value of at least $2,000.00 in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Commission.

Sincerely,

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com

66964649

JPMorgan Chase & Co.

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

RECEIVED BY THE OFFICE OF THE SECRETARY

November 25, 2009

Mr. James Dimon, CEO
JPMorganChase & Co.
270 Park Avenue
New York, NY 10017-2070 Fax: 212-270-2613

Dear Mr. Dimon:

The Missionary Oblates, along with other members of the Interfaith Center on Corporate Responsibility (ICCR), have worked with financial institutions to address the needs of the poor to obtain access to capital for sustainable development, affordable housing in the U.S. and responsible lending in developing countries. ICCR is a coalition of nearly 300 faith-based institutional investors, representing over $100 billion in invested capital. The Missionary Oblates of Mary Immaculate are the beneficial owners of 41,533 shares of JPMorganChase and have held the shares continuously for over one year and intend to hold them until after the annual meeting. A letter of verification of ownership is enclosed.

We remain concerned about the current financial crisis, the untold hardship and suffering it has brought to millions and the crisis of confidence it has caused in the fabric of trust that the operation of our financial system relies on. We believe that the global financial system is in need of major reform and restructuring. We believe that all stakeholders have a role to play in this process and that our company can play a constructive role in restoring confidence and rebuilding trust in a system that has been so devastated.

It is with this in mind that I write at this time to inform you of our intention to co-file the enclosed stockholder resolution with the Sisters of Charity of St. Elizabeth, NJ, for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Rev. Séamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Collateral in Derivatives Trading (Credit Crisis)

2010 – J.P. Morgan Chase & Co.

WHEREAS the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

WHEREAS taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

WHEREAS leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

WHEREAS very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

WHEREAS concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

WHEREAS the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

WHEREAS numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

WHEREAS Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

WHEREAS multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

BE IT RESOLVED THAT the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated.

Supporting Statement: For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

M&T Investment Group

M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLL FREE 866 848 0383 FAX 410 545 2762

November 6, 2009

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 13,000 shares of JPMorgan Chase & Company and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver

S Bernadette Greaver
Assistant Vice President
Custody Administration
M & T Bank- MD1-MP33
P.O. Box 1596
Baltimore, Md 21203

STATE STREET.
For Everything You Invest In

Specialized Trust Services
JQB 7S
200 Newport Avenue
North Quincy, Massachusetts 02171

November 6,2009

To whom it may concern:

Re: OBLATE INTERNATIONAL PASTORAL INVESTMENT TRUST

State Street Bank and Trust ("State Street") is the custodian for the assets of the Oblate International Pastoral Investment Trust ("OIP") pursuant to the Custody Agreement dated as of September 24, 2002 and the Agreement letter dated July 3, 2007 ("the Agreements"). Under the terms of the Agreements, it is State Street's responsibility to keep the records of the holdings for OIP's accounts.

State Street has reviewed the records of the OIP accounts which it maintains pursuant to the Agreements and certifies that OIP is the beneficial owner of the following shares as of November 5, 2009 and has held these shares for the period of time referenced below:

JPMorgan Chase (cusip 46625H100) 3,533 shares are currently held in BAVL and have been held since 12/14/07

JPMorgan Chase (cusip 46625H100) 25,000 shares are currently held in BAVB and have been held since 9/19/03/

Sincerely,

Tim McKerrow

Ph: 617-985-7525
Fx: 617-786-2196
tsmckerrow@statestreet.com